SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

11 MAY 2012

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the Company's Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains a trading update for Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the three months ended 31 March 2012, and is being incorporated by reference into the Registration Statement with File Nos. 333-167844 and 333-167844-01.

LLOYDS BANKING GROUP PLC

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the three months ended 31 March 2012.
Statutory (IFRS) basis
Unaudited statutory results are set out on pages 4 to 7.  However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results (these are detailed under combined businesses basis below).

Combined businesses basis
In order to provide more meaningful and relevant comparisons, profit before tax is also presented on a 'combined businesses' basis.  The key principles adopted in the preparation of the combined businesses basis of reporting are described below.

●	In order to reflect the impact of the acquisition of HBOS, the amortisation of purchased intangible assets has been excluded from the combined businesses profit before tax.
●	The following items, not related to acquisition accounting, have also been excluded from the combined businesses profit before tax:
	– integration, simplification and EC mandated retail business disposal costs; – volatility arising in insurance businesses;	– payment protection insurance provision; and – certain past service pensions credits in respect of the Group’s defined benefit pension schemes.
Unless otherwise stated, income statement commentaries throughout this document compare the three months to 31 March 2012 to the three months to 31 March 2011, and the balance sheet analysis compares the Group balance sheet as at 31 March 2012 to the Group balance sheet as at 31 December 2011.

LLOYDS BANKING GROUP PLC

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group’s management’s beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including, without limitation, as a result of the integration of HBOS and the Group’s simplification programme; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets including Eurozone instability; changing demographic and market related trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

LLOYDS BANKING GROUP PLC

QUARTER ENDED 31 MARCH 2012: KEY HIGHLIGHTS

Further strengthening the Group’s balance sheet

•	Core tier 1 capital ratio further increased to 11.0 per cent, an increase of 0.2 per cent since 31 December 2011

•	2012 term funding plan now completed; remain open to further issuance as opportunities arise

•
Total wholesale funding further reduced to £231.3 billion, down 8 per cent compared to 31 December 2011 and 24 per cent (£71.8 billion) since 31 March 2011; wholesale funding with less than one year maturity reduced to £91.4 billion, down by 41 per cent since 31 March 2011 (£154.6 billion as at 31 March 2011)

•	Strong primary liquidity portfolio of £106.4 billion (31 December 2011: £94.8 billion)

•	Maturity profile of wholesale funding further improved, with 60 per cent with a maturity of greater than one year

•	Improved Group loan to deposit ratio of 130 per cent (31 December 2011: 135 per cent)

Ongoing progress in reshaping the business and reducing risk

•	Continued momentum in deposit growth: customer relationship deposits (excluding repos) increased 2 per cent in quarter and 6 per cent since 31 March 2011

•	Impairment charge at £1,455 million reduced by 33 per cent compared to the three months ended 31 March 2011

Group profit in line with expectations

•	Resilient profitability due to further reduction in costs and impairment charge

•	Statutory profit before tax of £288 million, including a further PPI provision of £375 million for costs of customer contact and redress given the increase in the volume of complaints being received

Further simplification savings delivered; costs reduced

•	Simplification annual run-rate cost savings increased to £352 million (31 December 2011: £242 million)

•
Total costs reduced by 5 per cent compared to the three months ended 31 December 2011.  A charge of £375 million in respect of the payment protection insurance provision was largely offset by a past service pensions credit of £258 million with the remainder of the decrease primarily driven by simplification and synergy savings

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Quarter ended 31 Mar 2012	Quarter ended 31 Mar 2011
	£ million	£ million

Interest and similar income	6,075	6,648
Interest and similar expense	(4,173)	(3,756)
Net interest income	1,902	2,892
Fee and commission income1	1,192	1,228
Fee and commission expense	(405)	(326)
Net fee and commission income	787	902
Net trading income	6,077	1,115
Insurance premium income	2,100	2,048
Other operating income	1,008	842
Other income	9,972	4,907
Total income	11,874	7,799
Insurance claims1	(6,998)	(2,611)
Total income, net of insurance claims	4,876	5,188
Payment protection insurance provision	(375)	–
Other operating expenses	(2,761)	(3,285)
Total operating expenses	(3,136)	(3,285)
Trading surplus	1,740	1,903
Impairment	(1,455)	(2,183)
Share of results of joint ventures and associates	3	10
Profit (loss) before tax	288	(270)
Taxation	(278)	177
Profit (loss) for the period	10	(93)

Profit attributable to non-controlling interests	8	10
Profit (loss) attributable to equity shareholders	2	(103)
Profit (loss) for the period	10	(93)

Basic earnings per share	0.0p	(0.2)p
Diluted earnings per share	0.0p	(0.2)p

1
In previous years the Group had included annual management charges on non-participating investment contracts within insurance claims.  In light of developing industry practice, the Group has changed its treatment and these amounts (three months to 31 March 2012: income of £174 million; three months to 31 March 2011: income of £160 million) are now included within fee and commission income.

LLOYDS BANKING GROUP PLC

SUMMARY (IFRS) CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at 31 Mar 2012	As at 31 Dec 2011
	£ million	£ million

Assets
Cash and balances at central banks	78,043	60,722
Trading and other financial assets at fair value through profit or loss	153,631	139,510
Derivative financial instruments	53,182	66,013
Loans and receivables:
Loans and advances to customers	538,323	565,638
Loans and advances to banks	32,881	32,606
Debt securities	7,974	12,470
	579,178	610,714
Available-for-sale financial assets	36,375	37,406
Held-to-maturity investments	9,803	8,098
Other assets	56,558	48,083
Total assets	966,770	970,546

Liabilities
Deposits from banks	45,858	39,810
Customer deposits	418,133	413,906
Trading and other financial liabilities at fair value through profit or loss	29,184	24,955
Derivative financial instruments	47,210	58,212
Debt securities in issue	167,915	185,059
Liabilities arising from insurance and investment contracts	133,410	128,927
Subordinated liabilities	34,351	35,089
Other liabilities	43,920	37,994
Total liabilities	919,981	923,952

Total equity	46,789	46,594

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) PERFORMANCE (UNAUDITED)

The Group recorded a profit before tax of £288 million for the three months to 31 March 2012 compared to a loss before tax of £270 million for the three months to 31 March 2011; there was a charge of £375 million in respect of payment protection insurance in the three months to 31 March 2012 but this has been largely offset by a past service credit of £258 million relating to the Group’s defined benefit pension schemes.

Total income net of insurance claims decreased by £312 million to £4,876 million for the three months to 31 March 2012 from £5,188 million in the three months to 31 March 2011.

Net interest income decreased by £990 million to £1,902 million in the three months to 31 March 2012 compared to £2,892 million in the same period in 2011.  Net interest margins within the banking operations fell, reflecting the costs of increased wholesale funding, including the effect of refinancing a significant amount of government and central bank facilities, and strong deposit growth in an increasingly competitive market.

Other income increased by £5,065 million to £9,972 million in the three months to 31 March 2012, compared to £4,907 million in the same period in 2011, largely due to a £4,962 million improvement in net trading income, £4,916 million of which was driven by the impact of market conditions on the policyholder assets within the Group’s insurance businesses, relative to the three months to 31 March 2011.  These market movements were largely offset in the Group’s income statement by a £4,387 million increase in the insurance claims expense, to £6,998 million in the three months to 31 March 2012 compared to £2,611 million in the three months to 31 March 2011, and the impact on net interest income of amounts allocated to unit holders in Open-Ended Investment Companies.  Net trading income within the Group’s banking operations was £201 million for the three months to 31 March 2012 compared to £155 million in the three months to 31 March 2011.  This included mark-to-market losses of £60 million arising from the equity conversion feature of the Group’s Enhanced Capital Notes, compared to losses of £398 million in the three months to 31 March 2011.

Total operating expenses decreased by £149 million to £3,136 million in the three months to 31 March 2012 compared to £3,285 million in the three months to 31 March 2011; this includes a £375 million charge in respect of payment protection insurance in the three months to 31 March 2012.  Excluding this charge, operating expenses decreased by £524 million to £2,761 million in the three months to 31 March 2012 compared to £3,285 million in the three months to 31 March 2011, reflecting a past service credit in relation to the Group’s defined benefit pension schemes of £258 million (three months to 31 March 2011: nil) together with continuing cost synergies arising from the combination of the Lloyds TSB and HBOS businesses.  In accordance with accounting requirements no accrual has been made in the three months to 31 March 2012 for the UK bank levy.

Impairment losses decreased by £728 million to £1,455 million in the three months to 31 March 2012 compared to £2,183 million in the three months to 31 March 2011.  The reduced charge was a result of the continued application of the Group’s prudent risk appetite and strong risk management controls resulting in improved portfolio and business quality, from continued low interest rates, and broadly stable retail prices, partly offset by subdued UK economic growth, rising unemployment and a weak commercial real estate market.

LLOYDS BANKING GROUP PLC

The Group has made further progress with its planned balance sheet reduction, despite challenging market conditions; this included reductions in Treasury assets, UK commercial real estate and assets held overseas.

On the balance sheet, total assets were £3,776 million lower at £966,770 million at 31 March 2012, compared to £970,546 million at 31 December 2011, reflecting the continuing disposal of assets which are outside of the Group’s risk appetite, customer deleveraging and de-risking and subdued demand in lending markets.  Loans and advances to customers decreased by £27,315 million, or 5 per cent, from £565,638 million at 31 December 2011 to £538,323 million at 31 March 2012; debt securities held as loans and receivables decreased by £4,496 million, or 36 per cent, from £12,470 million at 31 December 2011 to £7,974 million at 31 March 2012, again reflecting disposals of assets outside of the Group’s appetite and derivative balances were £12,831 million lower at £53,182 million at 31 March 2012 compared to £66,013 million at 31 December 2011 reflecting market movements.  However, cash and balances at central banks were £17,321 million higher at £78,043 million at 31 March 2012 compared to £60,722 million at 31 December 2011, as the Group has taken advantage of favourable opportunities for the placement of funds.  Within liabilities, customer deposits increased by £4,227 million to £418,133 million compared to £413,906 million at 31 December 2011, following growth in retail deposit balances.  Overall funding requirements, however, were reduced and debt securities in issue were £17,144 million, or 9 per cent, lower at £167,915 million compared to £185,059 million at 31 December 2011.

Shareholders’ equity increased by £174 million, from £45,920 million at 31 December 2011 to £46,094 million at 31 March 2012, in part reflecting the issue of shares in the period.

At 31 March 2012, the Group’s core tier 1 capital ratio increased to 11.0 per cent compared to 10.8 per cent at 31 December 2011, principally driven by a reduction in risk-weighted assets of £6,524 million.  The total capital ratio improved to 16.2 per cent (compared to 15.6 per cent at 31 December 2011).  Risk-weighted assets reduced by 2 per cent to £345,817 million at 31 March 2012 compared to £352,341 million at 31 December 2011 due to the asset disposals and subdued demand for new lending noted above, together with continued improvements to the overall quality of the Group’s portfolios, partially offset by the application of revised regulatory rules relating to the Group’s private equity (including venture capital) investments which are now risk-weighted rather than being deducted from total capital.  The removal of this deduction from total capital contributed to the improvement in the total capital ratio.

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) AND OTHER INFORMATION

Exposures to selected Eurozone countries

The following section summarises the Group's direct exposure to certain European countries.  The exposures are shown at their balance sheet carrying values and are based on the country of domicile of the counterparty, other than asset-backed securities which are based on the location of the underlying assets.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors.  In addition, the Group manages its direct risks to the selected countries by establishing and monitoring risk limits for individual banks, financial institutions and corporates.  The Group takes into account indirect risk, where it has determined that its counterparties have material direct exposures to the selected countries.  The profiles of banks, financial institutions and corporates are monitored on a regular basis and exposures managed accordingly.

The Group has established a Eurozone Instability Steering Group in order to monitor developments within the Eurozone and complete appropriate due diligence on the Group’s exposures.

The following tables summarise exposures to the selected Eurozone countries by type of counterparty:

At 31 March 2012	Greece	Ireland	Italy	Portugal	Spain	Total
	£m	£m	£m	£m	£m	£m

Direct sovereign exposure	–	–	13	–	15	28
Central bank balances	–	–	–	–	15	15
Banks and other financial institutions	–	984	385	116	1,737	3,222
Asset-backed securities	–	352	55	253	350	1,010
Other corporate	379	7,648	96	254	2,711	11,088
Retail	–	5,875	–	9	1,613	7,497
Insurance assets	–	67	36	–	24	127
	379	14,926	585	632	6,465	22,987
At 31 December 2011
Direct sovereign exposure	–	–	16	–	17	33
Central bank balances	–	–	–	–	35	35
Banks and other financial institutions	–	479	521	161	1,719	2,880
Asset-backed securities	55	376	39	341	375	1,186
Other corporate	431	8,894	81	298	2,935	12,639
Retail	–	6,027	–	11	1,649	7,687
Insurance assets	–	68	47	–	39	154
	486	15,844	704	811	6,769	24,614

LLOYDS BANKING GROUP PLC

Simplification costs

The Simplification programme has continued to build on the start made in 2011 and is on track to deliver its increased target of £1.7 billion of savings in 2014 and £1.9 billion of run-rate savings by the end of 2014.

Annual run-rate savings totalling £352 million have been achieved as at 31 March 2012.  A further 3,290 full-time equivalent role reductions have been announced in the three months to 31 March taking the total to 5,388 since the start of the programme.  This progress is across a wide range of initiatives – from the further reduction in management layers and increased spans of control, through to outsourcing of Group Property Facilities and Asset Management services and announcement of plans for significant consolidation of Back Office Operations sites.

Momentum across the programme continues to grow, now moving out of the mobilisation and planning phase with short-term deliverables being implemented.  The longer-term IT based re-engineering programmes due to deliver from late 2012 onwards are now commencing detailed design and build.  A number of early starters – including Account Switchers for new customers, which is part of the End-to-End Processes initiative – are approaching live rollout.

Taxation

The tax charge for the three months to 31 March 2012 was £278 million.  This represents a higher effective tax rate than the UK statutory rate primarily due to a policyholder tax charge, and the effect of the UK corporation tax rate reduction to 24 per cent on the net deferred tax asset.

Independent Commission on Banking (ICB)

The ICB published its final report on 12 September 2011 and HM Treasury responded to the report at the end of last year.

The Group is continuing to engage constructively and actively with HM Treasury with regard to all areas of the ICB proposals.

EC mandated business disposal (Project Verde)

The Group continues to make good progress with its mandated retail and commercial divestment.  Productive and meaningful discussions continue with the Co-operative Group plc, the preferred buyer for the Verde business.  However, the Group is no longer holding these discussions under an exclusivity agreement.  Given the renewed interest in the Verde business the Group will now consider detailed discussions with other parties but only once it is satisfied that any proposal is likely to achieve the appropriate regulatory clearances and offers greater value and/or certainty to shareholders against the alternative option of an Initial Public Offering (IPO).

The Group continues to progress work on an IPO option where Verde will be a standalone bank with separate supporting corporate functions, based on proven Lloyds Banking Group systems and infrastructure.

LLOYDS BANKING GROUP PLC

COMBINED BUSINESSES BASIS FINANCIAL PERFORMANCE

Reconciliation of statutory profit (loss) before tax to combined businesses profit before tax

	Quarter ended 31 Mar 2012	Quarter ended 31 Mar 2011
	£ million	£ million

Profit (loss) before tax – statutory	288	(270)
Adjustments to remove:
Integration, simplification and EC mandated retail business disposal costs	269	333
Volatility arising in insurance businesses	(167)	77
Amortisation of purchased intangibles	121	144
Past service pensions credit	(258)	–
Payment protection insurance provision	375	–
Profit before tax – combined businesses	628	284

Management uses the combined businesses profit before tax, a non-GAAP measure, as a measure of performance, and believes that it provides important information for investors, because it is a comparable representation of the Group’s performance.  Profit before tax is the comparable GAAP measure to profit before tax on a combined businesses basis; a reconciliation of the Group’s statutory (IFRS) profit before tax to its combined businesses profit before tax is shown above.

Statutory profit before tax was £288 million in the three months to 31 March 2012.  After adjusting for the following items, the combined businesses profit was £628 million.

Simplification and EU mandated retail business disposal costs
Simplification costs of £161 million were incurred in the first three months of 2012.  These costs relate to severance, IT and business costs of implementation.  In addition, there were costs of £108 million attributable to Project Verde.  Total costs incurred to date on Project Verde are £278 million.

Volatility arising in insurance businesses
A large proportion of the funds held by the Group’s insurance businesses are invested in assets which are expected to be held on a long-term basis and which are inherently subject to short-term investment market fluctuations.  Whilst it is expected that these investments will provide enhanced returns compared with less volatile assets over the longer term, the short-term effect of investment market volatility can be significant.  The positive insurance and policyholder interests volatility of £167 million in the first quarter of 2012 primarily reflects higher equity returns compared to long-term expectations.

Past service pensions credit
Following a review of policy in respect of discretionary pension increases in relation to the Group’s defined benefit pension schemes, increases in certain schemes are now linked to the Consumer Price Index rather that the Retail Price Index.  The impact of this change is a reduction in the Group’s defined benefit obligation of £258 million, recognised in the Group’s income statement in the three months ended 31 March 2012.

Payment protection insurance
Recently there has been an increase in the volume of complaints being received, although other assumptions to date are in line with expectations.  The Group has decided to take an additional provision in the three months to 31 March 2012 of £375 million to cover the anticipated redress in relation to these increased volumes.  The Group had provided £3,200 million in 2010 in respect of PPI contact and redress; this increases the total estimated cost to £3,575 million.  The Group continues to monitor the position closely and will re-evaluate the assumptions underlying its analysis as more information becomes available.  There is inherent uncertainty in making assumptions and the ultimate financial impact may differ from the amount provided.

LLOYDS BANKING GROUP PLC

Combined businesses results
The combined businesses profit before tax of £628 million compares to £284 million in the equivalent period in 2011, and represents an increase of £344 million.

Total income, net of insurance claims, decreased in comparison to the three months to 31 March 2011.  The decrease was despite liability management gains of £168 million, a lower charge arising from the change in fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and a greater credit in respect of net derivative valuation adjustments and principally reflects subdued lending demand, continued customer deleveraging and the impact of asset reductions.

Group net interest income decreased following both a reduction in average interest-earning banking assets, as a result of subdued lending demand and continued customer deleveraging as well as the asset reductions, and a reduction in net interest margin, principally reflecting higher wholesale funding costs.

Other operating income was also lower compared with the three months to 31 March 2011.  Sales of non-lending products have been affected by the subdued market conditions.  This together with the continued run-off of the payment protection insurance book has been partially offset by a stronger performance from Sales and Trading in Wholesale Markets.  A liability management gain of £168 million arose in the three months to 31 March 2012 on a transaction undertaken as part of the Group’s management of capital, on the exchange of certain debt securities for other debt instruments; £59 million of this gain was reported in other operating income.

This decrease in total income, net of insurance claims, was partly offset by a reduction in total costs, mainly as a result of the realisation of integration and simplification related savings, lower levels of support costs relating to the assets that the Group has sold over 2011 and the first three months of 2012 and a lower level of charges in relation to staff compensation schemes.

The impairment charge in the three months to 31 March 2012 was lower than in the three months to 31 March 2011, principally driven by a reduction in Wealth and International, which reflects lower impairment charges in the Group’s Irish and Australasian businesses.  The impairment charge continues to benefit from the continued application of the Group’s prudent risk appetite and strong risk management controls resulting in improved portfolio and new business quality, from continued low interest rates, and broadly stable UK retail property prices, partly offset by subdued UK economic growth, rising unemployment and a weak commercial real estate market.

Retail’s impairment charge for the first quarter of 2012 decreased compared to the first quarter of 2011.  This reflected continued improving business quality and portfolio trends resulting from the Group’s conservative risk appetite with a focus on lending to existing customers.  In line with the impairment charge, overall credit performance remained strong with fewer assets entering arrears than in the same period in 2011 across both the secured and unsecured portfolios.  The Wholesale impairment charge was higher than in the first quarter of 2011; this is primarily attributable to the timing of a few specific cases reflecting the lumpy nature of impairments in a wholesale portfolio, together with a continued weak commercial real estate market.  In Commercial, the impairment charge fell in the first quarter of 2012 compared to the same period in 2011 reflecting the continued benefits of the low interest rate environment and the continued application of our prudent credit risk appetite.  In Wealth and International, the impairment charge in the first quarter of 2012 was significantly lower than in the first quarter of 2011; this reduction predominantly reflects lower impairment charges in the Group’s Irish and Australasian businesses.  The rate of increase in newly impaired loans in Ireland has reduced and a significant portion of the Australasian impaired portfolio was disposed of in 2011. Impairment coverage has increased in Ireland, primarily reflecting further falls in the commercial real estate market, and further vulnerability exists.

Profit before tax included a higher than previously anticipated unwind of acquisition-related fair value adjustments, given the greater than expected level of treasury asset sales in the quarter.

LLOYDS BANKING GROUP PLC

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ Susan E. Harris
Name:	Susan E. Harris
Title:	Finance Director, Group Finance

Dated:	11 May 2012